Exhibit 99.1


            Origin Agritech Limited Announces $40 Million
              Senior Secured Convertible Notes Financing

    BEIJING, China--(BUSINESS WIRE)--July 26, 2007--Origin Agritech Limited (NASDAQ: SEED) ("Origin" or "the Company"), a vertically-integrated supplier of hybrid crop seeds in China, today announced that it entered into a Notes Purchase Agreement with entities affiliated with Citadel Investment Group, L.L.C. ("Citadel") on July 25, 2007. Pursuant to the Notes Purchase Agreement, Citadel purchased $40 million in principal amount of guaranteed senior secured convertible notes ("Notes") issued by the Company. The Notes bear interest at a rate of 1% and are due 2012. Origin intends to utilize net proceeds of this financing for future acquisitions and working capital needs. For a summary of terms of this financing, please refer to the Company's submission to the SEC under form 6-K today.

    About Origin

    Origin specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently on the market.

    About Citadel Investment Group, L.L.C

    Citadel is one of the world's leading financial institutions focused on alternative asset management strategies. The Citadel group of companies employ over 1,000 professionals at headquarters in Chicago and across its offices around the world, including New York, San Francisco, London, Hong Kong and Tokyo.

    Forward Looking Statements

    This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

    --30--RC/ny*

    CONTACT: Origin Agritech Limited
             Jeff Wang
             Chief Financial Officer
             0086-10-5890-7518
             or
             Irving Kau
             Vice President, Finance
             760-918-1781
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan
             212-836-9608